Exhibit 99.1

TBPE REGISTERED ENGINEERING FIRM F-1580		FAX (713) 651-0849
1100 LOUISIANA SUITE 3800	HOUSTON, TEXAS 77002-5218	TELEPHONE (713) 651-9191
February 10, 2010
PetroQuest Energy, Inc.
400 East Kaliste Saloom Rd, Suite 6000
Lafayette, Louisiana 70508
Gentlemen:
At your request, we have prepared an estimate of the proved reserves, future production, and income attributable to certain leasehold and royalty interests of PetroQuest Energy, Inc. (PetroQuest) as of December 31, 2009. The subject properties are located in the states of Louisiana and Texas, and in federal waters offshore Louisiana and Texas. The reserves and income data were estimated based on the definitions and disclosure guidelines contained in the United States Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations). The results of our third party study, completed on January 15, 2010, are presented herein. The properties evaluated by Ryder Scott represent approximately 99.96 percent of the total net proved liquid hydrocarbon reserves and 30.96 percent of the total net proved gas reserves attributable to PetroQuest.
The estimated reserves and future net income amounts presented in this report, as of December 31, 2009 are related to hydrocarbon prices. The hydrocarbon prices used in the preparation of this report are based on the average prices during the 12-month period prior to the ending date of the period covered in this report, determined as unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period. Actual future prices may vary significantly from the prices required by SEC regulations; therefore, volumes of reserves actually recovered and the amounts of income actually received may differ significantly from the estimated quantities presented in this report. The results of this study are summarized below.
SEC PARAMETERS
Estimated Net Reserves and Income Data
Certain Leasehold and Royalty Interests of
PetroQuest Energy, Inc.
As of December 31, 2009

	Proved
	Developed			Total
	Producing	Non-Producing	Undeveloped	Proved
Net Remaining Reserves
Oil/Condensate – Barrels	740,941	1,032,470	156,376	1,929,787
Plant Products – Barrels	980,900	208,003	561,946	1,750,849
Gas – MMCF	25,793	9,470	13,306	48,569

Income Data
Future Gross Revenue	$163,064,743	$103,224,013	$67,850,402	$334,139,158
Deductions	65,073,881	63,811,510	45,688,044	174,573,435

Future Net Income (FNI)	$97,990,862	$39,412,503	$22,162,358	$159,565,723

Discounted FNI @ 10%	$85,444,827	$35,483,160	$12,636,297	$133,564,284

1200, 530 8TH AVENUE, S.W.CALGARY, ALBERTA T2P 3S8	TEL (403) 262-2799	FAX (403) 262-2790
621 17TH STREET, SUITE 1550 DENVER, COLORADO 80293-1501	TEL (303) 623-9147	FAX (303) 623-4258

PetroQuest Energy, Inc.
February 10, 2010

Liquid hydrocarbons are expressed in standard 42 gallon barrels. All gas volumes are reported on an “as sold” basis expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located.
The future gross revenue is after the deduction of production taxes. The deductions incorporate the normal direct costs of operating the wells, ad valorem taxes, recompletion costs, development costs, and certain abandonment costs net of salvage. The future net income is before the deduction of state and federal income taxes and general administrative overhead, and has not been adjusted for outstanding loans that may exist nor does it include any adjustment for cash on hand or undistributed income. Gas reserves account for approximately 52 percent and liquid hydrocarbon reserves account for the remaining 48 percent of total future gross revenue from proved reserves.
The discounted future net income shown above was calculated using a discount rate of 10 percent per annum compounded monthly. Future net income was discounted at four other discount rates which were also compounded monthly. These results are shown in summary form as follows:

Discounted Future Net Income
As of December 31, 2009
Discount Rate	Total
Percent	Proved

5	$145,028,787
15	$123,998,552
20	$115,742,999
30	$101,982,082
The results shown above are presented for your information and should not be construed as our estimate of fair market value.
Reserves Included in This Report
The proved reserves included herein conform to the definition as set forth in the Securities and Exchange Commission’s Regulations Part 210.4-10 (a). An abridged version of the SEC reserves definitions from 210.4-10(a) entitled “Petroleum Reserves Definitions” is included as an attachment to this report.
The various reserve status categories are defined under the attachment entitled “Petroleum Reserves Definitions” in this report. The developed non-producing reserves included herein consist of the behind pipe category.
No attempt was made to quantify or otherwise account for any accumulated gas production imbalances that may exist. The gas volumes included herein do not attribute gas consumed in operations as reserves.
While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may increase or decrease from existing levels, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

RYDER SCOTT COMPANY	PETROLEUM CONSULTANTS

PetroQuest Energy, Inc.
February 10, 2010

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward. Moreover, estimates of reserves may increase or decrease as a result of future operations, effects of regulation by governmental agencies or geopolitical risks. As a result, the estimates of oil and gas reserves have an intrinsic uncertainty. The reserves included in this report are therefore estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts.
The estimates of reserves presented herein were based upon a detailed study of the properties in which PetroQuest owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices.
Estimates of Reserves
The reserves for the properties included herein were estimated by performance methods or the volumetric method. In general, reserves attributable to producing wells and/or reservoirs were estimated by performance methods such as decline curve analysis, material balance and/or reservoir simulation which utilized extrapolations of historical production and pressure data available through December 31, 2009, in those cases where such data were considered to be definitive. In certain cases, producing reserves were estimated by the volumetric method where there were inadequate historical performance data to establish a definitive trend and where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate. Reserves attributable to non-producing and undeveloped reserves included herein were estimated by the volumetric method or by analogy to offset producers which utilized all pertinent well and seismic data available through December 31, 2009.
To estimate economically recoverable oil and gas reserves and related future net cash flows, we consider many factors and assumptions including, but not limited to, the use of reservoir parameters derived from geological, geophysical and engineering data which cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates. Under the SEC regulations 210.4-10(a)(22)(v) and (26), proved reserves must be demonstrated to be economically producible based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined as of the effective date of the report. PetroQuest has informed us that they have furnished us all of the accounts, records, geological and engineering data, and reports and other data required for this investigation. In preparing our forecast of future production and income, we have relied upon data furnished by PetroQuest with respect to property interests owned, production and well tests from examined wells, normal direct costs of operating the wells or leases, other costs such as transportation and/or processing fees, ad valorem and production taxes, recompletion and development costs, abandonment costs after salvage, product prices based on the SEC regulations, geological structural and isochore maps, well logs, core analyses, and pressure measurements. Ryder Scott reviewed such factual data for its reasonableness; however, we have not conducted an independent verification of the data supplied by PetroQuest.

RYDER SCOTT COMPANY	PETROLEUM CONSULTANTS

PetroQuest Energy, Inc.
February 10, 2010

Future Production Rates
Our forecasts of future production rates are based on historical performance from wells now on production. Test data and other related information were used to estimate the anticipated initial production rates for those wells or locations that are not currently producing. If no production decline trend has been established, future production rates were held constant, or adjusted for the effects of curtailment where appropriate, until a decline in ability to produce was anticipated. An estimated rate of decline was then applied to depletion of the reserves. If a decline trend has been established, this trend was used as the basis for estimating future production rates. For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by PetroQuest.
The future production rates from wells now on production may be more or less than estimated because of changes in market demand or allowables set by regulatory bodies. Wells or locations that are not currently producing may start producing earlier or later than anticipated in our estimates.
Hydrocarbon Prices
As previously stated, the hydrocarbon prices used herein are based on SEC price parameters using the average prices during the 12-month period prior to the ending date of the period covered in this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period. Product prices which were actually used for each property reflect adjustment for gravity, quality, local conditions, and/or distance from market.
The effects of derivative instruments designated as price hedges of oil and gas quantities are not reflected in our individual property evaluations.
Costs
Operating costs for the leases and wells in this report were utilized as represented by PetroQuest and include only those costs directly applicable to the leases or wells. The operating costs include a portion of general and administrative costs allocated directly to the leases and wells. When applicable for operated properties, the operating costs include an appropriate level of corporate general administrative and overhead costs. The operating costs for non-operated properties include the COPAS overhead costs that are allocated directly to the leases and wells under terms of operating agreements. No deduction was made for loan repayments, interest expenses, or exploration and development prepayments that were not charged directly to the leases or wells.
Development costs were furnished to us by PetroQuest and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. The estimated net cost of abandonment after salvage was included for properties where abandonment costs net of salvage were significant. The estimates of the net abandonment costs furnished by PetroQuest were accepted without independent verification. PetroQuest’s estimates of zero abandonment costs after salvage value for certain onshore properties were used in this report. Ryder Scott has not performed a detailed study of the abandonment costs or the salvage value and makes no warranty for PetroQuest’s estimate.
Because of the direct relationship between volumes of proved undeveloped reserves and development plans, we include in the proved undeveloped category only reserves assigned to undeveloped locations that we have been assured will definitely be drilled. PetroQuest has assured us of their intent and ability to proceed with the development activities included in this report, and that they are not aware of any legal, regulatory or political obstacles that would significantly alter their plans.
Current costs provided by PetroQuest were held constant throughout the life of the properties.

RYDER SCOTT COMPANY	PETROLEUM CONSULTANTS

PetroQuest Energy, Inc.
February 10, 2010

Standards of Independence and Professional Qualification
Ryder Scott is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world for over seventy years. Ryder Scott is employee owned and maintains offices in Houston, Texas; Denver, Colorado; and Calgary, Alberta, Canada. We have over eighty engineers and geoscientists on our permanent staff. By virtue of the size of our firm and the large number of clients for which we provide services, no single client or job represents a material portion of our annual revenue. We do not serve as officers or directors of any publicly traded oil and gas company and are separate and independent from the operating and investment decision-making process of our clients. This allows us to bring the highest level of independence and objectivity to each engagement for our services.
Ryder Scott actively participates in industry related professional societies and organizes an annual public forum focused on the subject of reserves evaluations and SEC regulations. Many of our staff have authored or co-authored technical papers on the subject of reserves related topics. We encourage our staff to maintain and enhance their professional skills by actively participating in ongoing continuing education.
Prior to becoming an officer of the Company, Ryder Scott requires that staff engineers and geoscientists have received professional accreditation in the form of a registered or certified professional engineer’s license or a registered or certified professional geoscientist’s license, or the equivalent thereof, from an appropriate governmental authority or a recognized self-regulating professional organization.
We are independent petroleum engineers with respect to PetroQuest. Neither we nor any of our employees have any interest in the subject properties and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.
The professional qualifications of the undersigned, the technical person primarily responsible for preparing the reserves information discussed in this report, are included as an attachment to this letter.
Terms of Usage
This report was prepared for the exclusive use and sole benefit of PetroQuest Energy, Inc. and may not be put to other use without our prior written consent for such use. The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

Very truly yours,

RYDER SCOTT COMPANY, L.P. TBPE Firm Registration No. F-1580

/s/ James F. Latham James F. Latham, P.E.
TBPE License No. 49586
	Senior Vice President	[SEAL]
JFL/sm

RYDER SCOTT COMPANY	PETROLEUM CONSULTANTS

PETROQUEST ENERGY, INC.
Estimated
Future Reserves and Income
Attributable to Certain
Leasehold and Royalty Interests
SEC Parameters
As of
December 31, 2009

/s/ James F. Latham James F. Latham, P.E.
TBPE License No. 49586
Senior Vice President

RYDER SCOTT COMPANY, L.P.
TBPE Firm License No. F-1580
[SEAL]

RYDER SCOTT COMPANY	PETROLEUM CONSULTANTS